UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

As previously set forth in the report on Form 6-K filed with the SEC on August 5, 2024, Korea Electric Power Corporation (“KEPCO”) originally planned to announce its preliminary unaudited consolidated earnings results for the first half of the fiscal year 2024 and hold a conference call from 3:00 PM to 4:00 PM (Seoul Time) on August 8, 2024 to discuss such results. However, the time of the conference call has been changed from 5:00 PM to 6:00 PM (Seoul Time) on August 8, 2024. The conference call will be conducted in Korean, and English interpretation will be provided.

For further information, please contact KEPCO’s IR Team at taeseop.eom@kepco.co.kr or 82-61-345-4211.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Yang, Si-yung
Name:	Yang, Si-yung
Title:	General Manager of Finance & IR Team

Date: August 7, 2024